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VIA EDGAR April 8, 2022 Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	FIRM / AFFILIATE OFFICES
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Attn:	Larry Spirgel
Mitchell Austin
Division of Corporation Finance
Office of Technology

Re:	System1, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 1, 2022
File No. 333-262608

 Ladies and Gentlemen:

On behalf of our client, System1, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 6, 2022 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission by the Company on April 1, 2022. In response to the Comment Letter the Company is filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 Filed April 1, 2022

Cover Page

1.

For each of the securities being registered for resale, please revise the cover page to disclose the price that the selling securityholders paid for such securities or warrants overlying such securities.

Response: In response to the Staff’s comment, the Company has revised the cover of the Registration Statement.

April 8, 2022

2.

Please revise the cover page to disclose the exercise price(s) of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised the cover, and pages 4, 40, 49, and 80 of the Registration Statement.

3.

We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Please revise the cover page to highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Response: In response to the Staff’s comment, the Company has revised the cover, and pages 39 and 81 of the Registration Statement.

Risk Factors, page 5

4.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Additionally, revise the risk factor on page 39 that notes that future sales of your securities could cause the market price of your Class A common stock and warrants to drop significantly. In this regard, this disclosure should be updated given that this prospectus is facilitating those sales.

Response: In response to the Staff’s comment, the Company has revised pages 39 and 40 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

5.

Please revise your MD&A overview to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Cannae Holdings, LLC, Christopher Phillips, Stanley Blend, Lone Star Friends Trust and Trasimene Trebia, LP, collectively beneficial owners of over 97% your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Company has revised page 81 of the Registration Statement. Additionally, the Company supplementally advises the Staff that the entities and individuals referenced in the Staff’s comment collectively own approximately 56% of the total outstanding shares of the Company, which ownership is detailed further in the Principal Stockholders section beginning on page 133 of the Registration Statement. In response to the Staff’s comment, the Company disclosed the collective beneficial ownership of the top four holders per the Principal Stockholders section.

April 8, 2022

General

6.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the cover, and pages 39 and 81 of the Registration Statement.

*    *    *    *

April 8, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:	Michael Blend, Chief Executive Officer, System1, Inc.

Tridivesh Kidambi, Chief Financial Officer, System1, Inc.